Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-4 No. 333-136189) to be filed on or about September 28, 2006 and related Prospectus of Allergan, Inc. for the registration of $800,000,000 principal amount of 5.75% Senior Notes due 2016 and to the incorporation by reference therein of our reports dated March 2, 2006, with respect to the consolidated financial statements and schedule of Allergan, Inc., Allergan, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Allergan, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orange County, California
September 27, 2006